SUB-ITEM 77M
                                    MERGERS

                         AIM INTERNATIONAL FUNDS, INC.

On August 17, 2001, at a Special Meeting for Shareholders of AIM Japan Growth Fund ("Japan Growth"), an investment portfolio of AIM Growth Series ("AGS"), shareholders approved an Agreement and Plan of Reorganization ("Agreement") that provided for the combination of Japan Growth with AIM International Equity Fund ("International Equity") (the "Reorganization"). Pursuant to the Agreement all of the assets of Japan Growth were transferred to International Equity. International Equity assumed all of the liabilities of Japan Growth and AIM International Funds, Inc. issued Class A shares of International Equity to Japan Growth's Class A shareholders, Class B shares of International Equity to Japan Growth's Class B shareholders, and Class C shares of International Equity to Japan Growth's Class C shareholders. The value of each Japan Growth shareholder's account with International Equity immediately after the Reorganization was the same as the value of such shareholder's account with Japan Growth immediately prior to the Reorganization. The Reorganization has been structured as a tax-free transaction. No initial sales charge was imposed in connection with the Reorganization.

For a more detailed discussion on the merger, please see the attached proxy statement (attached hereto as Attachment A).